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As filed with the Securities and Exchange Commission on October 19, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

COPART, INC.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	5012 (Primary Standard Industrial Classification Code Number)	94-2867490 (I.R.S. Employer Identification Number)

5500 E. Second Street
Benicia, California, 94510
(707) 748-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Willis J. Johnson
Chief Executive Officer
Copart, Inc.
5500 E. Second Street
Benicia, California, 94510
(707) 748-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John B. Goodrich, Esq. Thomas J. Lorr, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Thomas R. Brome, Esq. Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value	4,600,000	$31.265	$143,819,000	$35,955

(1)
Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2)
Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices per share of our common stock on October 17, 2001 as reported on The Nasdaq National Market.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2001

PROSPECTUS

4,000,000 Shares

COPART, INC.

Common Stock
$           per share

    We are selling 4,000,000 shares of common stock. We have granted the underwriters an option to purchase up to 600,000 additional common shares to cover over-allotments.

    Our common stock is quoted on The Nasdaq National Market under the symbol "CPRT." The last reported sale price of our common stock on The Nasdaq National Market on October 18, 2001 was $32.19 per share.

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Copart, before expenses	$	$

    The underwriters expect to deliver the shares to purchasers on or about            , 2001.

Salomon Smith Barney

Credit Suisse First Boston

A.G. Edwards & Sons, Inc.

                        , 2001

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

    The "Ci" Copart logo, Copart Salvage Auto Auctions, Motor Auctions Group and MAG are our registered trademarks or service marks. All other trademarks, trade names and service marks referred to in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

    The summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. Because it is a summary, it does not contain all of the information that may be important to you and that you should consider before investing in our common shares. You should read the entire prospectus carefully and consider the information under "Risk Factors" and in our financial statements and the notes relating to those financial statements. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Copart, Inc.

    We are a leading provider of salvage vehicle auction services in the United States. We provide vehicle suppliers, primarily insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed vehicle dismantlers, rebuilders, repair licensees and used vehicle dealers. Salvage vehicles are either damaged vehicles deemed a total loss for insurance or business purposes or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle suppliers a full range of services that expedite each stage of the salvage vehicle auction process and minimize administrative and processing costs. We generate revenues primarily from auction fees paid by vehicle suppliers and buyers as well as related fees for services such as towing and storage.

    Since becoming a public company in 1994, we have grown from 12 auction facilities located in four states to 88 auction facilities located in 39 states. We have grown our business through the acquisition and development of facilities and by increasing our buyer base and implementing additional value-added services for both buyers and suppliers. The gross proceeds of all vehicles auctioned by us have grown from $144 million in fiscal year 1994 to over $1 billion in fiscal year 2001. For fiscal year 2001, our revenues were $254 million and our operating income was $68 million.

    We believe that we offer the highest level of service in the salvage vehicle auction industry and have established our leading market position by, among other things:

  •
  providing national coverage that facilitates supplier access to buyers across the country, reduces towing and third-party storage expenses, offers a local presence for vehicle inspection stations, and permits prompt response to catastrophes and natural disasters by specially-trained teams;

  •
  offering a comprehensive range of customer services that include flexible vehicle payment programs, merchandising services, efficient title processing, timely pick up and delivery of vehicles and electronic video auctions in certain geographic areas that are subject to severe weather;

  •
  establishing and efficiently integrating new facilities and acquisitions; and

  •
  applying technology to enhance operating efficiency through Internet bidding, web-based order processing and salvage value quotes, electronic communication with buyers and sellers, vehicle imaging and an Internet-based used vehicle parts locator service.

    In addition to our primary salvage vehicle auction business, we operate three public automobile auction facilities located in New Castle, Delaware; Detroit, Michigan and Chesapeake, Virginia. We auction vehicles at these facilities directly to the public and automobile dealers on behalf of banks, leasing or financing companies, automobile dealers, repossession companies and for our own account. In April 2001, we announced the creation of Motors Auction Group, Inc. as a wholly-owned subsidiary through which we operate our public automobile auction business.

Our Growth Strategy

    Our objective is to increase our revenues, operating profits and market share in the vehicle auction industry. To achieve this objective, we intend to:

  Acquire and Develop Salvage Vehicle Auction Facilities in Key Markets

    Due to the fragmented nature of the salvage vehicle auction business, we believe that numerous acquisition opportunities exist throughout the United States. Our strategy is to offer integrated services to vehicle suppliers on a national or regional basis by acquiring or developing salvage vehicle auction facilities in new and existing markets. Since becoming a public company in 1994, we have added 73 salvage vehicle auction facilities, comprised of 19 new facilities and 54 acquisitions. We integrate our new facilities into our national network and capitalize on certain operating efficiencies resulting from, among other things, the reduction of duplicative overhead and the implementation of our operating procedures.

  Pursue National and Regional Vehicle Supply Agreements

    Our broad national presence enhances our ability to enter into local, regional or national supply agreements with vehicle suppliers. We currently have national contracts with approximately 60 of our vehicle suppliers. We actively seek to establish national and regional supply agreements with insurance companies by promoting our ability to achieve high net returns and broader access to buyers through our national coverage and electronic commerce capabilities. By utilizing our existing insurance company supplier relationships, we are able to build new supplier relationships and pursue additional supply agreements in existing and new markets.

  Expand Our Service Offerings to Suppliers and Buyers

    Over the past several years, we have expanded our service offerings to vehicle suppliers and buyers. The primary focus of these new service offerings is to maximize returns to our suppliers and maximize product value to our buyers. Recent service enhancements include, for our suppliers, real-time access to sales data over the Internet and, for our buyers, the ability to bid on vehicles via the Internet up to 14 days prior to the auction date. We plan to continue to refine and expand our services, including offering software that can assist our suppliers in expediting claims and salvage management tools that help suppliers integrate their systems with ours.

  Develop and Expand Public Automobile Auction Facilities

    The public automobile auction industry is highly fragmented, consisting primarily of small, local operators, and we believe that it currently presents opportunities for consolidation. To expand our geographic reach, we plan to acquire or develop new public automobile auction facilities as favorable opportunities arise. Our public automobile auctions allow the general public to bid at live auctions on a wide range of end-of-lease vehicles, repossessed vehicles, dealer trade-ins and vehicles that we offer for sale on a consignment basis. We have established the systems, infrastructure and management required to begin expanding our public automobile auction business. To date, we have acquired three facilities and launched our public automobile auction website. We believe that our combination of experience and expertise, along with our established reputation for acquiring and integrating salvage vehicle auction operations, gives us the ability to pursue the future acquisition and development of public automobile auction facilities.

THE OFFERING

Common stock offered by Copart	4,000,000 shares
Common stock to be outstanding after this offering	59,681,353 shares
Use of proceeds
We intend to use the proceeds of this offering for the acquisition and development of vehicle auction facilities, the expansion or relocation of our existing vehicle auction facilities, the purchase of property and equipment, working capital and general corporate purposes.
Nasdaq National Market symbol	CPRT

    The number of our common shares to be outstanding after this offering is based on the number of shares outstanding as of October 8, 2001, and does not include the following:

  •
  3,464,766 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $11.25 per share;

  •
  82,000 shares of common stock reserved for future issuance under our 1994 Director Option Plan;

  •
  623,266 shares of common stock reserved for future issuance under our 1992 Stock Option Plan and 3,000,000 shares under our proposed 2001 Stock Option Plan, which is intended to replace our 1992 Stock Option Plan and which will be submitted for shareholder approval at our annual meeting of shareholders to be held on December 4, 2001; and

  •
  428,515 shares of common stock reserved for future sales under our employee stock purchase plan.

    Copart, Inc. was organized as a California corporation in 1982. Our principal executive offices are located at 5500 E. Second Street, Benicia, California 94510, and our telephone number is (707) 748-5000.

SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables present our summary consolidated statement of operations data for fiscal years 1997 through 2001, and were derived from our audited consolidated financial statements. The historical financial information should be read in conjunction with our audited consolidated financial statements and related notes and information.

	Fiscal Year Ended July 31,
	1997	1998	1999	2000	2001
	(in thousands, except per share, percent margin and number of facilities data)
Statement of Operations Data:
Revenues	$126,276	$114,206	$141,751	$190,042	$253,889
Operating income	18,853	23,508	33,386	46,216	68,117
Income before income taxes	19,475	24,945	35,123	47,974	71,044
Net income	11,993	15,216	21,966	29,429	42,685
Earnings per share:
Basic	$0.23	$0.29	$0.41	$0.55	$0.78
Diluted	$0.23	$0.28	$0.40	$0.53	$0.76
Weighted average shares outstanding:
Basic	51,496	52,725	53,375	53,901	54,893
Diluted	53,026	53,798	55,138	55,807	56,410
Other Financial and Operating Data:
EBITDA(1)	$26,316	$31,353	$43,212	$57,695	$82,467
EBITDA margin(2)	21%	27%	30%	30%	32%
Capital expenditures	8,828	11,376	20,156	34,787	45,932
Gross proceeds(3)	537,657	534,818	641,472	844,899	1,054,169
Number of facilities(4)	53	60	65	76	84
	July 31, 2001
	Actual	As Adjusted(5)
Balance Sheet Data:
Cash and cash equivalents	$15,245
Working capital	69,411
Total assets	316,635
Total debt	712
Shareholders' equity	269,152

(1)
EBITDA equals operating income plus depreciation and amortization expense. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included here because we believe that you may find it to be a useful analytical tool. Other companies may calculate EBITDA differently, and we cannot assure you that our figures are comparable with similarly-titled figures for other companies.
(2)
EBITDA margin is computed as EBITDA as a percentage of revenues.
(3)
Gross proceeds represent the aggregate sales price of all vehicles auctioned by us.
(4)
Since July 31, 2001, we have acquired four new facilities located in New Castle, Delaware; Savannah, Georgia; Tifton, Georgia and Hurricane, West Virginia for an aggregate of approximately $2.2 million and 337,097 shares of our common stock.
(5)
Adjusted to reflect the sale of 4,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $      per share, after deducting underwriting discounts and estimated offering expenses. The as adjusted information assumes no exercise of the underwriters' over-allotment option.

RISK FACTORS

    Before making an investment decision, you should carefully consider the risks described below together with all other information included in or incorporated by reference into this prospectus. One or more of the following risks could materially affect our results of operations or financial condition. As a result, the market price of our common stock may decline, and you may lose all or part of your investment.

We depend on a limited number of major suppliers of salvage vehicles, and the loss of one or more of these major suppliers could adversely affect our results of operations and financial condition.

    Historically, a limited number of vehicle suppliers have accounted for a substantial portion of our revenues. In fiscal year 2001, vehicles supplied by our two largest suppliers accounted for approximately 13% and 9% of our revenues, respectively. Supplier arrangements are either written or oral agreements typically subject to cancellation by either party upon 30 to 90 days notice. Vehicle suppliers have terminated agreements with us in the past in particular markets which has adversely affected the pricing for auction services in those markets. There can be no assurance that our existing agreements will not be canceled. Furthermore, there can be no assurance that we will be able to enter into future agreements with vehicle suppliers or that we will be able to retain our existing supply of salvage vehicles. A reduction in vehicles from a significant vehicle supplier or any material changes in the terms of an arrangement with a substantial vehicle supplier could have a material adverse effect on our results of operations and financial condition.

The salvage vehicle auction industry is highly competitive and we may not be able to compete successfully.

    We face significant competition for the supply of salvage vehicles and for the buyers of those vehicles. We believe our principal competitors include vehicle auction companies and vehicle dismantlers, many of whom may have established relationships with vehicle suppliers and buyers and may have greater financial resources than us. Due to the limited number of vehicle suppliers and the absence of long-term contractual commitments between us and our suppliers, there can be no assurance that our competitors will not gain market share at our expense.

    We may also encounter significant competition for local, regional and national supply agreements with vehicle suppliers. There can be no assurance that the existence of other local, regional or national contracts entered into by our competitors will not have a material adverse effect on our business or our expansion plans. Furthermore, we are likely to face competition from major competitors in the acquisition of salvage vehicle auction facilities, which could significantly increase the cost of such acquisitions and thereby materially impede our expansion objectives or have a material adverse effect on our results of operations. These potential new competitors may include consolidators of automobile dismantling businesses, organized salvage vehicle buying groups, automobile manufacturers, automobile auctioneers and software companies. While most vehicle suppliers have abandoned or reduced efforts to sell salvage vehicles directly without the use of service providers such as us, there can be no assurance that this trend will continue, which could adversely affect our market share, results of operations and financial condition. Additionally, existing or new competitors may be significantly larger and have greater financial and marketing resources than us; therefore, there can be no assurance that we will be able to compete successfully in the future.

Because the growth of our business has been due in large part to the acquisition and development of salvage vehicle auction facilities, the rate of growth of our business and revenues may decline if we are not able to successfully complete the acquisition and development of facilities in the future.

    We seek to increase our sales and profitability through the acquisition and development of salvage vehicle auction facilities. There can be no assurance that we will be able to:

  •
  continue to acquire additional facilities on favorable terms; or

  •
  increase revenues and profitability at acquired facilities.

    Our acquisitions and facility openings in the future may not allow us to sustain our historic rate of growth, which may adversely affect our results of operations and financial condition. There can be no assurance that our future growth and expansion, if any, will result in increasing profitability.

As we continue to expand our operations, our failure to manage growth could harm our business and adversely affect our results of operations and financial condition.

    Our ability to manage growth is not only dependent on our ability to successfully integrate new facilities, but also on our ability to:

  •
  hire, train and manage additional qualified personnel;

  •
  establish new relationships or expand existing relationships with vehicle suppliers;

  •
  identify and acquire or lease suitable premises on competitive terms;

  •
  secure adequate capital;

  •
  maintain the supply of vehicles from vehicle suppliers; and

  •
  compete successfully in the public automobile auction sector.

    Our inability to control or manage these growth factors could have a material adverse effect on our results of operations and financial condition.

We have limited experience in the public automobile auction business and may not be successful in our efforts to compete in this market, which may adversely affect our current growth strategy.

    We have historically focused on the operation, acquisition and development of salvage vehicle auction facilities and only have limited experience in operating public automobile auction facilities. The public automobile auction market differs from the salvage vehicle auction market in that used vehicles in general working order are sold to the public. We intend to expand our public automobile auction facilities through the acquisition of public auction sites and do not know whether our existing salvage auction business model will translate successfully into the public automobile auction market. To the extent that we are unable to successfully compete in the public automobile auction market, our growth strategy could be harmed.

Our annual and quarterly performance may fluctuate, causing the price of our stock to decline.

    Our revenues and operating results have fluctuated in the past and can be expected to continue to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are beyond our control. Factors that may affect our operating results include, but are not limited to, the following:

  •
  fluctuations in the market value of salvage and used vehicles;

  •
  the availability of salvage vehicles;

  •
  variations in vehicle accident rates;

  •
  buyer attendance at salvage vehicle auctions;

  •
  delays or changes in state title processing;

  •
  changes in state or federal laws or regulations affecting salvage vehicles;

  •
  our ability to integrate and manage our acquisitions successfully;

  •
  the timing and size of our new facility openings;

  •
  the announcement of new vehicle supply agreements by us or our competitors;

  •
  severity of weather and seasonality of weather patterns;

  •
  the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure; and

  •
  the availability and cost of general business insurance.

    Due to the foregoing factors, our operating results in one or more future periods can be expected to fluctuate. As a result, we believe period-to-period comparisons of our results of operations should not be relied upon as any indication of future performance. In the event such fluctuations result in our financial performance being below the expectations of public market analysts and investors, the price of our common stock could decline substantially.

Government regulation of the salvage vehicle auction industry may impair our operations, increase our costs of doing business and create potential liability.

    Participants in the salvage vehicle auction industry are subject to, and may be required to expend funds to ensure compliance with, a variety of federal, state and local governmental, regulatory and administrative rules, regulations, licensure requirements and procedures, including those governing vehicle registration, the environment, zoning and land use. Failure to comply with present or future regulations or changes in interpretations of existing regulations may result in impairment of our operations and the imposition of penalties and other liabilities. In addition, new regulatory requirements or changes in existing requirements may delay or increase the cost of opening new facilities, may limit our base of salvage vehicle buyers and may decrease demand for our vehicles.

The operation of salvage vehicle auction facilities poses certain environmental risks which could adversely affect our results of operations.

    Our operations are subject to federal, state and local laws and regulations regarding the protection of the environment. In the salvage vehicle auction industry, large numbers of wrecked vehicles are stored at auction facilities and, during that time, spills of fuel, motor oil and other fluids may occur, resulting in soil, surface water or groundwater contamination. In addition, certain of our facilities generate and/or store petroleum products and other hazardous materials, including waste solvents and used oil. We could incur substantial expenditures for preventative, investigative or remedial action and could be exposed to liability arising from our operations, contamination by previous users of certain of our acquired facilities, or the disposal of our waste at off-site locations. Environmental laws and regulations could become more stringent over time and there can be no assurance that we or our operations will not be subject to significant costs in the future. Although we have obtained indemnification for pre-existing environmental liabilities from many of the persons and entities from whom we have acquired facilities, there can be no assurance that such indemnifications will be adequate. Any such expenditures or liabilities could have a material adverse effect on our results of operations and financial condition.

If we experience problems with our trucking fleet operations, our business could be harmed.

    We use a fleet of trucks to pick up and deliver vehicles to and from our auction facilities. We are subject to the risks associated with providing trucking services, including inclement weather, disruptions in the transportation infrastructure, availability and price of fuel and other liabilities arising from accidents to the extent we are not covered by insurance. In addition, our failure to pick up and deliver vehicles in a timely and accurate manner could harm our reputation and brand, which could have a material adverse effect on our business.

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other shareholders.

    Our executive officers, directors and their affiliates will, in the aggregate, beneficially own approximately 24% of our common stock following this offering. If they were to act together, these shareholders would have significant influence over most matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation and certain significant corporate transactions. In addition, without the consent of these shareholders, we could be delayed or prevented from entering into transactions that could be beneficial to us or our other investors. These shareholders may take these actions even if they are opposed by our other investors, including those investors who purchase shares in this offering.

If we lose key management or are unable to attract and retain the talent required for our business, we may not be able to successfully manage our business or achieve our objectives.

    Our future success depends in large part upon the leadership and performance of our executive management team, all of whom are employed on an at-will basis and none of whom are subject to any agreements not to compete. If we lose the service of one or more of our executive officers or key employees, in particular Willis J. Johnson, our Chief Executive Officer, and A. Jayson Adair, our President, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives.

Our management will have broad discretion over the use of the proceeds from this offering and may use the proceeds in ways that you may not approve.

    While we currently anticipate that we will use the proceeds of this offering for the acquisition and development of vehicle auction facilities, the expansion or relocation of our existing vehicle auction facilities, the purchase of property and equipment, working capital and general corporate purposes, our management may allocate the proceeds as it deems necessary and as market factors require. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from this offering.

Investors in this offering will experience immediate and substantial dilution.

    Purchasers in the public offering will experience immediate and substantial dilution of $      in the net tangible book value per share of our common stock, based on an assumed public offering price of $      per share. To the extent we raise additional capital by issuing equity securities, our shareholders may experience additional substantial dilution.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

    The net proceeds from the sale of the 4,000,000 shares of common stock offered by us are estimated to be $             ($      if the over-allotment option is exercised in full), at an assumed public offering price of $      per share and after deducting the underwriting discounts and estimated offering expenses. We anticipate that we will use the net proceeds from this offering for:

  •
  acquisition and development of vehicle auction facilities;

  •
  expansion or relocation of our existing vehicle auction facilities;

  •
  purchase of property and equipment; and

  •
  working capital and general corporate purposes.

    We have not determined the amount of net proceeds for each of the specific purposes listed. Accordingly, we will have broad discretion to use the proceeds as we see fit. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DIVIDEND POLICY

    We have not declared or paid cash dividends since becoming a public company in 1994. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on The Nasdaq National Market under the symbol "CPRT" since our initial public offering in March 1994. The following table sets forth, for the periods indicated, the high and low prices per share of the common stock as reported on The Nasdaq National Market.

	High	Low
Fiscal Year 1999
First Quarter (August 1, 1998 through October 31, 1998)	$6.28	$4.09
Second Quarter (November 1, 1998 through January 31, 1999)	8.25	5.50
Third Quarter (February 1, 1999 through April 30, 1999)	12.44	7.75
Fourth Quarter (May 1, 1999 through July 31, 1999)	13.75	7.63
Fiscal Year 2000
First Quarter (August 1, 1999 through October 31, 1999)	12.75	6.94
Second Quarter (November 1, 1999 through January 31, 2000)	25.88	9.91
Third Quarter (February 1, 2000 through April 30, 2000)	23.75	15.00
Fourth Quarter (May 1, 2000 through July 31, 2000)	20.00	12.38
Fiscal Year 2001
First Quarter (August 1, 2000 through October 31, 2000)	17.25	12.00
Second Quarter (November 1, 2000 through January 31, 2001)	22.38	14.45
Third Quarter (February 1, 2001 through April 30, 2001)	24.12	17.50
Fourth Quarter (May 1, 2001 through July 31, 2001)	31.00	21.45

    On October 18, 2001, the reported last sale price of our common stock on The Nasdaq National Market was $32.19 per share. As of October 8, 2001, there were approximately 776 beneficial shareholders of record of our common stock.

CAPITALIZATION

    The following table sets forth our capitalization as of July 31, 2001, on an actual basis, and as adjusted, to reflect the sale of 4,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $      per share, less the underwriting discount and the estimated offering expenses payable by us. You should read the following table along with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and notes thereto included in this prospectus.

	July 31, 2001
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$15,245

Total debt	$712
Shareholders' equity:
Common Stock: no par value; authorized: 120,000,000; issued and outstanding: 55,333,630, actual; 59,333,630, as adjusted	128,092
Preferred Stock: no par value; authorized: 5,000,000; no shares issued and outstanding	—
Retained earnings	141,060

Total shareholders' equity	269,152

Total capitalization	$269,864

    The preceding capitalization information does not include the following:

  •
  3,496,366 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $11.27 per share;

  •
  82,000 shares of common stock reserved for future issuance under our 1994 Director Option Plan;

  •
  604,464 shares of common stock reserved for future issuance under our 1992 Stock Option Plan and 3,000,000 shares under our proposed 2001 Stock Option Plan, which is intended to replace our 1992 Stock Option Plan and which will be submitted for shareholder approval at our annual meeting of shareholders to be held on December 4, 2001; and

  •
  428,515 shares of common stock reserved for future sales under our employee stock purchase plan.

    On February 23, 2001, we entered into a new credit facility with our existing banking syndicate. The new facility consists of an unsecured revolving line of credit in the amount of $100 million that matures in 2006. Currently, there are no outstanding borrowings under this facility.

DILUTION

    The net tangible book value of our common stock on July 31, 2001, was $178 million, or approximately $3.22 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share to our new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share immediately afterwards. Without taking into account any other changes in net tangible book value after July 31, 2001, other than to give effect to the sale of 4,000,000 shares of common stock offered by us at a public offering price of $      per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value would have been $      million, or approximately $      per share. This represents an immediate increase in net tangible book value of $      per share to existing shareholders and an immediate dilution in net tangible book value of $      per share to new investors.

Public offering price per share			$
Net tangible book value per share as of July 31, 2001		$178,034,300
Increase per share attributable to new investors	$

As adjusted net tangible book value per share after the offering			$

Dilution in net tangible book value per share to new investors			$

    The preceding dilution information does not include the following:

  •
  3,496,366 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $11.27 per share; and

  •
  337,097 shares of common stock issued as consideration for acquisitions closed after July 31, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended July 31, 1997 and 1998 and the consolidated balance sheet data as of July 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements not included in this prospectus. Our consolidated statement of operations data for the fiscal years ended July 31, 1999, 2000 and 2001 and our consolidated balance sheet data as of July 31, 2000 and 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended July 31,
	1997	1998	1999	2000	2001
	(in thousands, except per share, percent margin and number of facilities data)
Statement of Operations Data:
Revenues	$126,276	$114,206	$141,751	$190,042	$253,889
Operating income	18,853	23,508	33,386	46,216	68,117
Income before income taxes	19,475	24,945	35,123	47,974	71,044
Net income	11,993	15,216	21,966	29,429	42,685
Earnings per share:
Basic	$0.23	$0.29	$0.41	$0.55	$0.78
Diluted	$0.23	$0.28	$0.40	$0.53	$0.76
Weighted average shares outstanding:
Basic	51,496	52,725	53,375	53,901	54,893
Diluted	53,026	53,798	55,138	55,807	56,410
Other Financial and Operating Data:
EBITDA(1)	$26,316	$31,356	$43,212	$57,695	$82,467
EBITDA margin(2)	21%	27%	30%	30%	32%
Capital expenditures	8,828	11,376	20,156	34,787	45,932
Gross proceeds(3)	537,657	534,818	641,472	844,899	1,054,169
Number of facilities(4)	53	60	65	76	84
Balance Sheet Data:
Cash and short-term investments	$27,685	$28,796	$37,048	$12,165	$15,245
Working capital	48,930	54,829	64,647	54,042	69,411
Total assets	175,340	190,942	218,677	262,324	316,635
Total debt	9,753	8,425	7,820	8,555	712
Shareholders' equity	142,814	160,183	183,982	219,890	269,152

(1)
EBITDA equals operating income plus depreciation and amortization expense. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included here because we believe that you may find it to be a useful analytical tool. Other companies may calculate EBITDA differently, and we cannot assure you that our figures are comparable with similarly-titled figures for other companies.

(2)
EBITDA margin is computed as EBITDA as a percentage of revenues.

(3)
Gross proceeds represent the aggregate sales price of all vehicles auctioned by us.

(4)
Since July 31, 2001, we have acquired four new facilities located in New Castle, Delaware; Savannah, Georgia; Tifton, Georgia and Hurricane, West Virginia for an aggregate of approximately $2.2 million and 337,097 shares of our common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

    We process salvage vehicles principally on a consignment method, on either the Percentage Incentive Program ("PIP") or on a fixed fee consignment basis. Using either consignment method, only the fees associated with vehicle processing are recorded in revenue.

    For the fiscal years ended July 31, 2001, 2000 and 1999, approximately 62%, 55% and 50% of the vehicles we sold, respectively, were processed under PIP. The increase in the percentage of vehicles sold under PIP in fiscal 2001 is due to our successful marketing efforts. We attempt to convert vehicle supplier agreements at acquired operations to PIP, which typically results in higher net returns to vehicle suppliers and higher fees to us than standard fixed fee consignment programs.

    For the fiscal years ended July 31, 2001, 2000 and 1999, approximately 38%, 44% and 49% of the vehicles we sold, respectively, were processed under fixed fee agreements. The decline in the percentage of vehicles under fixed fee contracts is the direct result of our marketing efforts to convert contracts from fixed fee to PIP.

    Additionally, for each of the fiscal years ended July 31, 2000 and 1999, approximately 1% of the vehicles sold by us were processed pursuant to purchase contracts, under which we record the gross proceeds of the vehicle sale in purchased vehicle revenues and the cost of the vehicle in yard and fleet expenses.

    Due to a number of factors, including the timing and size of new acquisitions, market conditions, and acceptance of PIP by vehicle suppliers, the percentage of vehicles processed under these consignment methods in future periods may vary.

    Our revenues consist of salvage fees charged to vehicle suppliers and vehicle buyers, transportation revenue and purchased vehicle revenues. Salvage fees from vehicle suppliers include fees under PIP agreements and fixed fee programs where we charge for title processing, special preparation, storage and auctioning. Salvage fees also include fees charged to vehicle buyers for purchasing vehicles, storage and annual registration. Transportation revenue includes charges to suppliers for towing vehicles under fixed fee contracts. Transportation revenue also includes towing charges assessed to buyers for delivering vehicles. Purchased vehicle revenues are comprised of the price that buyers paid at our auctions for vehicles processed that we own.

    Costs attributable to yard and fleet expenses consist primarily of operating personnel (which includes yard management, clerical and yard employees), rent, contract vehicle towing, insurance, fuel, fleet maintenance and repair, and acquisition costs of salvage vehicles that we own. Costs associated with general and administrative expenses consist primarily of executive, accounting and data processing, sales personnel, professional fees and marketing expenses.

    The period-to-period comparability of our operating results and financial condition is substantially affected by business acquisitions and new openings made by us during such periods.

Acquisitions and New Operations

    Since fiscal 1999, we have experienced significant growth due in part to the acquisition of 18 vehicle auction facilities and the establishment of ten new facilities. All of these acquisitions have been accounted for using the purchase method of accounting.

    As part of our overall expansion strategy of offering integrated services to vehicle suppliers, we anticipate acquiring and developing facilities in new regions, as well as the regions currently served by our facilities. As part of this strategy, in fiscal 2002, we have acquired new facilities located in New

Castle, Delaware; Savannah, Georgia; Tifton, Georgia and Hurricane, West Virginia. In fiscal 2001, we acquired facilities in or near Chatham, Virginia; Shreveport, Louisiana and Mount Morris, Pennsylvania and opened new facilities in or near Harrisburg, Pennsylvania; Chicago Heights, Illinois; Martinez, California; Lawrenceburg, Kentucky and New Orleans, Louisiana. In fiscal 2000, we acquired facilities in or near Chesapeake, Virginia; Peoria, Illinois; North Boston, Massachusetts; Boise, Idaho; Pasco, Washington; Abilene, Texas; San Antonio, Texas and Albuquerque, New Mexico and opened new facilities in Graham, Washington; Denver, Colorado and West Palm Beach, Florida. In fiscal 1999, we acquired facilities in or near McAllen, Texas; Huntsville, Alabama and Wichita, Kansas and opened new facilities in Nashville, Tennessee and Austin, Texas. We believe that these acquisitions and openings strengthen our national coverage.

    We seek to increase revenues and profitability by, among other things, (i) acquiring and developing new salvage vehicle auction facilities in key markets, (ii) pursuing national and regional vehicle supply agreements, (iii) expanding our service offerings to suppliers and buyers and (iv) developing and expanding public automobile auction facilities. In addition, we implement our pricing structure and merchandising procedures and attempt to effect cost efficiencies at each of our acquired facilities by implementing our operational procedures, integrating our management information systems and redeploying personnel when necessary.

Results of Operations

    The following table sets forth for the periods indicated below, certain information derived from our consolidated statements of income expressed as a percentage of revenues.

	Fiscal Years Ended July 31,
	1999	2000	2001
Revenues	100.0%	100.0%	100.0%

Operating costs and expenses:
Yard and fleet	61.0	61.4	59.9
General and administrative	8.5	8.2	7.6
Depreciation and amortization	6.9	6.0	5.7

Total operating expenses	76.4	75.6	73.2

Operating income	23.6	24.4	26.8
Other income, net	1.2	0.9	1.2

Income before income taxes	24.8	25.3	28.0
Income taxes	9.3	9.8	11.2

Net income	15.5%	15.5%	16.8%

Fiscal 2001 Compared to Fiscal 2000

    Revenues were approximately $253.9 million during fiscal 2001, an increase of approximately $63.8 million, or 34%, over fiscal 2000. The increase in revenues was due primarily to the increase in gross proceeds generated from auctioned salvage vehicles. Gross proceeds were approximately $1,054.2 million during fiscal 2001, an increase of approximately $209.3 million, or 25%, over fiscal 2000.

    New facilities in Harrisburg, Pennsylvania; Chicago Heights, Illinois; Chatham, Virginia; Shreveport, Louisiana; Mount Morris, Pennsylvania; Martinez, California; Lawrenceburg, Kentucky and New Orleans, Louisiana contributed $5.3 million of new revenue during fiscal 2001.

    Yard and fleet expenses were approximately $152.1 million during fiscal 2001, an increase of approximately $35.4 million, or 30%, over fiscal 2000. The increase in yard and fleet expenses was due principally to the cost of handling increased volume at existing operations and the costs of new facilities. Approximately $5.8 million of the increase was the result of the acquisition and opening of new facilities. Yard and fleet expenses from existing facilities grew by approximately $29.6 million, or 25%, compared to existing facility revenue growth of approximately $58.5 million, or 31%. Yard and fleet expenses decreased to 60% of revenues during fiscal 2001, as compared to 61% of revenues during fiscal 2000.

    General and administrative expenses were approximately $19.4 million during fiscal 2001, an increase of approximately $3.7 million, or 24%, over fiscal 2000. This increase was due primarily to increased payroll and other operating expenses. General and administrative expenses remained unchanged at 8% of revenues during fiscal 2001 and 2000.

    Depreciation and amortization expense was approximately $14.4 million during fiscal 2001, an increase of approximately $2.9 million, or 25%, over fiscal 2000. This increase was due primarily to depreciation and amortization of capital expenditures, goodwill and covenants not to compete and depreciation of acquired assets resulting from the acquisition of new salvage vehicle auction facilities.

    Interest expense was approximately $494,500 during fiscal 2001, a decrease of $55,300 over fiscal 2000.

    Total other income was approximately $1.9 million during fiscal 2001, an increase of approximately $1.3 million over fiscal 2000. This increase was due primarily to an insurance settlement, additional interest income and additional rental income.

    Our effective combined federal, state and local income tax rate of 40% for fiscal 2001 was higher than our fiscal 2000 effective income tax rate of 39% due to our increase in income and the higher tax rates in jurisdictions in which we acquired new facilities.

    Due to the foregoing factors, we realized net income of approximately $42.7 million for fiscal 2001, compared to net income of approximately $29.4 million for fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

    Revenues were approximately $190.0 million during fiscal 2000, an increase of approximately $48.3 million, or 34.1%, over fiscal 1999. The increase in revenues was driven primarily by the increase in gross proceeds generated from auctioned salvage vehicles. Gross proceeds were approximately $844.9 million during fiscal 2000, an increase of approximately $203.4 million, or 32%, over fiscal 1999.

    New facilities in Chesapeake, Virginia; Graham, Washington; Denver, Colorado; Peoria, Illinois; North Boston, Massachusetts; Boise, Idaho; Pasco, Washington; West Palm Beach, Florida; Abilene, Texas; San Antonio, Texas, and Albuquerque, New Mexico contributed $8.1 million of new revenue during fiscal 2000.

    Yard and fleet expenses were approximately $116.7 million during fiscal 2000, an increase of approximately $30.2 million, or 34.9%, over fiscal 1999. The increase in yard and fleet expenses was due principally to the cost of handling increased volume at existing operations and the costs of new facilities. Approximately $7.9 million of the increase was the result of the acquisition and opening of new facilities. Yard and fleet expenses from existing facilities grew by approximately $22.3 million, or 26%, compared to existing facility revenue growth of approximately $40.2 million, or 28%. Yard and fleet expense remained unchanged at 61% of revenues during fiscal 2000.

    General and administrative expenses were approximately $15.6 million during fiscal 2000, an increase of approximately $3.6 million, or 29.8%, over fiscal 1999. This increase was due primarily to increased payroll and other operating expenses. General and administrative expenses decreased to 8.2% of revenues during fiscal 2000, as compared to 8.5% of revenues during fiscal 1999.

    Depreciation and amortization expense was approximately $11.5 million during fiscal 2000, an increase of approximately $1.7 million, or 16.8%, over fiscal 1999. This increase was due primarily to depreciation and amortization of capital expenditures, goodwill and covenants not to compete and depreciation of acquired assets resulting from the acquisition of new salvage auction facilities.

    Interest expense was approximately $549,800 during fiscal 2000, a decrease of $34,200 over fiscal 1999.

    Our effective combined federal, state and local income tax rate of 39% for fiscal 2000 was higher than our fiscal 1999 effective income tax rate of 37% due to overaccruals relating to fiscal 1998 and tax exempt interest income in fiscal 1999.

    Due to the foregoing factors,we realized net income of approximately $29.4 million for fiscal 2000, compared to net income of approximately $22.0 million for fiscal 1999.

Liquidity and Capital Resources

    We have financed our growth through cash generated from operations, debt financing, public offerings of common stock, and the equity issued in conjunction with certain acquisitions.

    As of July 31, 2001, we had working capital of approximately $69.4 million, including cash and cash equivalents of approximately $15.2 million and we are able to process, market, sell and receive payment for processed vehicles quickly. Our primary source of cash is from the collection of sellers' fees and reimbursable advances from the proceeds of auctioned salvage vehicles and from buyers' fees.

    On February 23, 2001, we entered into a new credit facility with our existing banking syndicate. The new facility provided by Wells Fargo Bank, Fleet National Bank and U.S. Bank National Association consists of an unsecured revolving reducing line of credit in the amount of $100 million that matures in 2006. The new facility replaced our $30 million credit facility with the same bank group. As of July 31, 2001, there were no outstanding borrowings under this facility. We are subject to customary covenants, including restrictions on the payments of dividends, with which we are in compliance.

    We have agreements with certain financial institutions whereby the institutions will purchase approximately $11.0 million of yard and fleet equipment as of July 31, 2001, which will be leased back to us under operating leases.

    Net cash provided by operating activities increased by $30.7 million from fiscal 2000 to $56.9 million in fiscal 2001, reflecting our increased profitability and the timing of certain income tax payments during the fiscal year.

    During the fiscal year ended July 31, 2001, we used cash for the acquisition of operations in Chatham, Virginia; Shreveport, Louisiana and Mount Morris, Pennsylvania, which had an aggregate cash cost of approximately $5.1 million. In addition, we issued approximately $0.9 million in value of our common stock in conjunction with the fiscal 2001 acquisitions. During the fiscal year ended July 31, 2000, we used cash for the acquisition of operations in Chesapeake, Virginia; Peoria, Illinois; North Boston, Massachusetts; Boise, Idaho; Pasco, Washington; Abilene, Texas; San Antonio, Texas and Albuquerque, New Mexico, which had an aggregate cash cost of approximately $20.4 million. During the fiscal year ended July 31, 1999, we used cash for the acquisition of operations in McAllen, Texas; Huntsville, Alabama and Wichita, Kansas, which had an aggregate cash cost of approximately $3.0 million.

    Capital expenditures (excluding those associated with fixed assets attributable to acquisitions) were approximately $45.9 million, $34.8 million and $20.2 million for fiscal 2001, 2000 and 1999, respectively. Our capital expenditures have related primarily to opening and improving facilities and acquiring yard equipment. We have entered into agreements to acquire approximately $0.9 million of additional multi-vehicle transport trucks and forklifts and to dispose of certain older equipment.

    In fiscal 2001, 2000 and 1999, we generated approximately $2.3 million, $2.1 million and $0.8 million, respectively, through the exercise of stock options and warrants. During fiscal 1999, we sold approximately $13.1 million of short-term investments.

    Cash and cash equivalents increased by approximately $3.1 million in fiscal 2001 and decreased by approximately $24.9 million in fiscal 2000. Our liquidity and capital resources have not been materially affected by inflation. During the winter months, most of our facilities process 10% to 30% more vehicles than at other times of the year. This increased seasonal volume requires the increased use of our cash to pay out advances and handling costs of the additional business.

    We believe that our currently available cash, cash generated from operations and borrowing availability under our bank credit facilities and equipment leasing lines will be sufficient to satisfy our operating and working capital requirements for at least the next 12 months.

Recent Accounting Pronouncements

    In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies certain criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives must be tested for impairment at least annually in accordance with the provisions of Statement 142 and can no longer be amortized. Statement 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives up to their estimated residual values, and reviewed for impairment in accordance with Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In connection with the adoption of FAS 142, we will be required to perform a transitional goodwill impairment assessment. Statement 142 must be adopted in fiscal years beginning after December 15, 2001; however, early adoption is permitted for companies before the issuance of first fiscal quarter financial statements. We have not yet determined the exact impact these standards will have on our results of operations and financial position.

    In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement 144 applies to all long-lived assets (including discontinued operations). Statement 144 develops one accounting model for long-lived assets that are to be disposed of by sale. Statement 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, Statement 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Statement 144 will be effective for the Company in fiscal 2003. We have not yet determined the exact impact this standard will have on our results of operations and financial position.

BUSINESS

    We are a leading provider of salvage vehicle auction services in the United States. We provide vehicle suppliers, primarily insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed vehicle dismantlers, rebuilders, repair licensees and used vehicle dealers. Salvage vehicles are either damaged vehicles deemed a total loss for insurance or business purposes or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle suppliers a full range of services that expedite each stage of the salvage vehicle auction process and minimize administrative and processing costs. We generate revenues primarily from auction fees paid by vehicle suppliers and buyers as well as related fees for services such as towing and storage.

    Since becoming a public company in 1994, we have grown from 12 auction facilities located in four states to 88 auction facilities located in 39 states. We have grown our business through the acquisition and development of facilities and by increasing our buyer base and implementing additional value-added services for both buyers and suppliers. The gross proceeds of all vehicles auctioned by us have grown from $144 million in fiscal year 1994 to over $1 billion in fiscal year 2001. For fiscal year 2001, our revenues were $254 million and our operating income was $68 million.

    We believe that we offer the highest level of service in the salvage vehicle auction industry and have established our leading market position by, among other things:

  •
  providing national coverage that facilitates supplier access to buyers across the country, reduces towing and third-party storage expenses, offers a local presence for vehicle inspection stations, and permits prompt response to catastrophes and natural disasters by specially-trained teams;

  •
  offering a comprehensive range of customer services that include flexible vehicle payment programs, merchandising services, efficient title processing, timely pick up and delivery of vehicles and electronic video auctions in certain geographic areas that are subject to severe weather;

  •
  establishing and efficiently integrating new facilities and acquisitions; and

  •
  applying technology to enhance operating efficiency through Internet bidding, web-based order processing and salvage value quotes, electronic communication with buyers and sellers, vehicle imaging and an Internet-based used vehicle parts locator service.

    In addition to our primary salvage vehicle auction business, we operate three public automobile auction facilities located in New Castle, Delaware; Detroit, Michigan and Chesapeake, Virginia. We auction vehicles at these facilities directly to the public and automobile dealers on behalf of banks, leasing or financing companies, automobile dealers, repossession companies and for our own account. In April 2001, we announced the creation of Motors Auction Group, Inc. as a wholly-owned subsidiary through which we operate our public automobile auction business.

Industry Overview

    The salvage vehicle auction industry provides an outlet for salvage vehicle suppliers to liquidate total loss vehicles. Salvage vehicle auction companies generally auction salvage vehicles on consignment for a fixed fee or a percentage of the sales price. On occasion, salvage vehicle auction companies may purchase vehicles from suppliers at a formula price, based on a percentage of the vehicles' estimated pre-loss value ("actual cash value") and auction the vehicles for their own account. Salvage vehicle auction companies typically operate from one or more facilities where vehicles are processed, stored and auctioned.

    Although there are other suppliers of salvage vehicles, such as financial institutions, vehicle leasing companies, automobile rental companies and automobile dealers, the primary source of salvage vehicles is insurance companies.

    The primary buyers of salvage vehicles are vehicle dismantlers, rebuilders, repair licensees and used vehicle dealers. Vehicle dismantlers, which we believe are the largest group of salvage vehicle buyers, either dismantle a vehicle and sell parts individually or sell the entire vehicle to rebuilders, used vehicle dealers or the public. Vehicle rebuilders and vehicle repair licensees generally purchase salvage vehicles to repair and resell. Used vehicle dealers purchase recovered stolen or slightly damaged vehicles for resale.

    Over the last several years, automobile manufacturers have incorporated certain standard features that increase passenger safety, including unibody construction, passenger safety cages with surrounding crumple zones to absorb impacts, plastic components, airbags and computer systems. Because of these new features, we believe that newer vehicles involved in accidents are more expensive to repair and are therefore more likely to be deemed a total loss for insurance purposes, resulting in an increasing supply of total loss salvage vehicles.

    Following an accident involving an insured vehicle, the damaged vehicle is generally towed to a towing company or a vehicle repair facility for temporary storage pending insurance company examination. The vehicle is inspected by the insurance company's adjuster, who estimates the costs of repairing the vehicle and gathers information regarding the damaged vehicle's mileage, options and condition in order to estimate its actual cash value. The adjuster determines whether to pay for repairs or to classify the vehicle as a total loss based upon the adjuster's estimate of repair costs and the vehicle's salvage value, as well as customer service considerations. If the cost of repair is greater than the actual cash value less the estimated salvage value, the insurance company generally will classify the vehicle as a total loss. The insurance company will thereafter assign the vehicle to a salvage vehicle auction company, settle with the insured vehicle owner and receive title to the vehicle.

    In disposing of a salvage vehicle, a vehicle supplier typically assigns the vehicle to a salvage vehicle auction company. The primary factors that vehicle suppliers consider when selecting a salvage vehicle auction company include:

  •
  the anticipated percentage return on salvage (e.g., gross salvage proceeds, minus vehicle handling and selling expenses, divided by the actual cash value); and

  •
  the services provided by the salvage vehicle auction company and the degree to which such services reduce administrative costs and expenses.

    Upon receipt of the pick up order, a salvage vehicle auction company arranges for the transport of a vehicle to a vehicle auction facility. As a service to the vehicle supplier, the salvage vehicle auction company will customarily pay advance charges (reimbursable charges paid on behalf of vehicle suppliers) to obtain the subject vehicle's release from a towing company or vehicle repair facility. Typically, advance charges paid on behalf of the vehicle supplier are recovered upon sale of the salvage vehicle.

    The vehicle then remains in storage until ownership documents are transferred from the insured vehicle owner and the title to the vehicle is cleared through the appropriate state's motor vehicle regulatory agency (the "DMV"). Total loss vehicles may be sold in most states only after obtaining a salvage certificate from the DMV. Upon receipt of the appropriate documentation from the DMV, which is generally received within 45 to 60 days of vehicle pick up, the vehicle is auctioned. Vehicles are sold primarily through weekly or biweekly live auctions.

Our Growth Strategy

    Our objective is to increase our revenues, operating profits and market share in the vehicle auction industry. To achieve this objective, we intend to:

  Acquire and Develop Salvage Vehicle Auction Facilities in Key Markets

    Due to the fragmented nature of the salvage vehicle auction business, we believe that numerous acquisition opportunities exist throughout the United States. Our strategy is to offer integrated services to vehicle suppliers on a national or regional basis by acquiring or developing salvage vehicle auction facilities in new and existing markets. Since becoming a public company in 1994, we have added 73 salvage vehicle auction facilities, comprised of 19 new facilities and 54 acquisitions. We integrate our new facilities into our national network and capitalize on certain operating efficiencies resulting from, among other things, the reduction of duplicative overhead and the implementation of our operating procedures.

  Pursue National and Regional Vehicle Supply Agreements

    Our broad national presence enhances our ability to enter into local, regional or national supply agreements with vehicle suppliers. We currently have national contracts with approximately 60 of our vehicle suppliers. We actively seek to establish national and regional supply agreements with insurance companies by promoting our ability to achieve high net returns and broader access to buyers through our national coverage and electronic commerce capabilities. By utilizing our existing insurance company supplier relationships, we are able to build new supplier relationships and pursue additional supply agreements in existing and new markets.

  Expand Our Service Offerings to Suppliers and Buyers

    Over the past several years, we have expanded our service offerings to vehicle suppliers and buyers. The primary focus of these new service offerings is to maximize returns to our suppliers and maximize product value to our buyers. Recent service enhancements include, for our suppliers, real-time access to sales data over the Internet and, for our buyers, the ability to bid on vehicles via the Internet up to 14 days prior to the auction date. We plan to continue to refine and expand our services, including offering software that can assist our suppliers in expediting claims and salvage management tools that help suppliers integrate their systems with ours.

  Develop and Expand Public Automobile Auction Facilities

    The public automobile auction industry is highly fragmented, consisting primarily of small, local operators, and we believe that it currently presents opportunities for consolidation. To expand our geographic reach, we plan to acquire or develop new public automobile auction facilities as favorable opportunities arise. Our public automobile auctions allow the general public to bid at live auctions on a wide range of end-of-lease vehicles, repossessed vehicles, dealer trade-ins and vehicles that we offer for sale on a consignment basis. We have established the systems, infrastructure and management required to begin expanding our public automobile auction business. To date, we have acquired three facilities and launched our public automobile auction website. We believe that our combination of experience and expertise, along with our established reputation for acquiring and integrating salvage vehicle auction operations, gives us the ability to pursue the future acquisition and development of public automobile auction facilities.

Our Competitive Advantages

    We believe that the following attributes and the services that we offer position us to take advantage of many opportunities in the salvage vehicle auction industry.

  National Coverage and Ability to Respond on a National Scale

    Since our inception in 1982, we have expanded from a single facility in Vallejo, California to an integrated network of 88 facilities located in 39 states. We are able to offer integrated services on a national basis to our vehicle suppliers, which allows us to respond to the needs of our suppliers and buyers with maximum efficiency. Our national coverage provides our suppliers with key advantages, including:

  •
  a reduction in administrative time and effort;

  •
  a reduction in overall vehicle towing costs;

  •
  convenient, local facilities;

  •
  improved access to buyers throughout the country; and

  •
  a prompt response in the event of a natural disaster or other catastrophe.

  Value-Added Services

    We believe that we offer the most comprehensive range of services in our industry, including:

  •
  the operation of a fleet of over 500 trucks which enables us to pick up most of our suppliers' vehicles within 24 hours, reducing overall costs to our suppliers;

  •
  Internet bidding and electronic video auctions, which enhance the competitive bidding process;

  •
  e-mail notifications to potential buyers of salvage vehicles that match desired characteristics;

  •
  sophisticated vehicle processing at auction sites, including five-view digital imaging of each vehicle and the scanning of each vehicle's title and other significant documents such as body shop invoices, all of which are available from us through the Internet; and

  •
  CoPartfinder, our Internet-based used vehicle parts locator that provides vehicle dismantlers with greater resale opportunities for their salvage purchases.

  Proven Ability to Acquire and Integrate Acquisitions

    We have a proven track record of successfully acquiring and integrating salvage vehicle auction facilities. Since becoming a public company in 1994, we have completed the acquisition of 54 salvage vehicle facilities. As part of our acquisition and integration strategy, we seek to:

  •
  strengthen our national network and access new markets;

  •
  utilize our existing corporate and technology infrastructure over a larger base of operations; and

  •
  introduce our comprehensive services and operational expertise.

    We strive to integrate all new facilities into our existing national network without disruption of service to vehicle suppliers. We work with new suppliers to implement our fee structures and new service programs. We typically retain existing employees at acquired facilities in order to gain knowledge about, and respond to, the local market. We also assign a special integration team to help convert newly acquired facilities to our own management information and proprietary software systems, enabling us to ensure a smooth and consistent transition.

  Technology to Enhance and Expand Our Business

    We have developed management information and proprietary software systems that allow us to deliver a fully integrated service offering. Our proprietary software programs provide vehicle suppliers with on-line access to data and reports regarding their salvage vehicles being processed at any of our facilities. This technology allows vehicle suppliers to monitor each stage of our salvage vehicle auction process, from pick up to auction and settlement by the buyer. Our full range of Internet services allows us to expedite each stage of the salvage vehicle auction process and minimizes the administrative and processing costs for us as well as our suppliers. We believe that our integrated technology systems generate improved financial returns for our clients, resulting in high client retention, and allow us to expand our national supply contracts.

Our Service Offerings

    We offer our vehicle suppliers a full range of services which expedites each stage of the salvage vehicle auction process, maximizes proceeds and minimizes costs.

  On-line Supplier Access

    Through Copart Access, our Internet-based service for vehicle suppliers, we enable suppliers to assign vehicles for auction, check auction calendars, view vehicle images and history, view and reprint body shop invoices and towing receipts and view the historical performance of the vehicles sold at our auctions.

  Salvage Estimation Services

    We offer Copart ProQuote, a proprietary service that assists suppliers in the vehicle claims evaluation process by providing on-line salvage value estimates, which helps suppliers determine whether to repair a particular vehicle or deem it a total loss.

  Transportation Services

    We operate a fleet of over 500 trucks which allows us to pick up most of our suppliers' vehicles within 24 hours. To supplement our fleet of trucks, we also maintain contracts with third-party vehicle transport companies for our facilities. Our national network and transportation capabilities provide cost and time savings to our vehicle suppliers and ensures on-time vehicle pick up and prompt response to catastrophes and natural disasters.

  Vehicle Inspection Stations

    We offer certain of our major insurance company suppliers office and yard space to house vehicle inspection stations on-site at our auction facilities. We have over 30 vehicle inspection stations at our facilities nationwide. An on-site vehicle inspection station provides our insurance company suppliers with a central location to inspect potential total loss vehicles, which reduces storage charges that otherwise may be incurred at the initial storage or repair facility.

  On-Demand Reporting

    We provide vehicle suppliers with on-demand reports on-line, via fax or e-mail that summarize data on salvage vehicles that we process for the particular supplier. These reports track our vehicle suppliers' gross and net returns on each vehicle, service charges, and other data that enable our vehicle suppliers to more easily administer and monitor the salvage vehicle disposition process.

  DMV Processing

    We have extensive expertise in DMV document and title processing for salvage vehicles. We have developed a computer system which provides a direct link to the DMV computer systems of several states. This allows us to expedite the processing of vehicle title paperwork. By facilitating the title acquisition from the insured vehicle owner, we effectively shorten the time period between the auction of salvage vehicles and when our vehicle suppliers can receive the proceeds from their sales.

  Flexible Vehicle Processing Programs

    At the election of the vehicle supplier, we auction vehicles pursuant to our Percentage Incentive Program consignment basis or on a fixed fee consignment basis.

    Percentage Fee Consignment.  Our Percentage Incentive Program ("PIP") is an innovative processing program designed to broadly serve the needs of vehicle suppliers. Under PIP, we agree to sell at auction all of the salvage vehicles of a vehicle supplier in a specified market for a predetermined percentage of the vehicle sales price. Because our revenues under PIP are directly linked to the vehicle's auction price, we have an incentive to actively merchandise those vehicles to maximize the net return on salvage vehicles. We provide the vehicle supplier, at our expense, with transport of the vehicle to our nearest facility, storage for up to 90 days and DMV document and title processing. In addition, we provide merchandising services such as covering or taping openings to protect vehicle interiors from weather, washing vehicle exteriors, vacuuming vehicle interiors, cleaning and polishing dashboards and tires, making keys for driveable vehicles and operating "drive-through" sales auctions of driveable vehicles. We believe our merchandising efforts increase the sales prices of salvage vehicles, thereby increasing the return on salvage vehicles to both vehicle suppliers and us. In fiscal year 2001, we processed approximately 62% of all our salvage vehicles under PIP.

    Fixed Fee Consignment.  Under our fixed fee consignment program, we sell vehicles for a fixed consignment fee, generally $50 to $150 per vehicle. Although sometimes included in the consignment fee, we may also charge additional fees for the cost of transporting the vehicle to our facility, storage of the vehicle, and other incidental costs. Approximately 38% of all salvage vehicles we processed in fiscal year 2001 were processed under the fixed fee consignment program.

  Buyer Network

    We maintain a database of thousands of registered buyers of salvage vehicles in the vehicle dismantling, rebuilding, repair, and resale businesses. Our database includes each buyer's vehicle preferences and purchasing history. This data enables us to notify via e-mail prospective buyers throughout the region or country of salvage vehicles available for bidding that match their vehicle preferences. Listings of salvage vehicles to be auctioned on a particular day and location are also made available on the Internet.

  Auction Process

    We offer a flexible and unique auction process designed to maximize the sale prices of the vehicles that we auction. Our live auction process is enhanced by our systems which permit Internet bidding from prospective buyers to be incorporated into the regular auction process. Prospective buyers are allowed to remotely participate in the auction process by submitting silent bids via the Internet up to 14 days prior to the actual live auction. The combined use of the Internet bids and live bids helps to ensure that we receive the highest possible price for each vehicle sold. Currently, approximately 43% of the vehicles that we auction receive an Internet bid prior to the actual auction day.

    We have also developed other unique systems which we have implemented at some of our facilities that are located in geographic areas which are subject to severe weather conditions. These systems allow such facilities to conduct our regular live auction process as Electronic Video Auctions ("EVAs"). At EVAs, buyers assemble indoors (rather than outdoors in the storage yards) and bid on vehicles as they are displayed on video monitors. The EVA process helps to ensure higher buyer turn-out and participation rates, thereby achieving maximum sales prices and value for our vehicle suppliers. Currently, EVAs are being used at 23 of our facilities.

  CoPartfinder

    CoPartfinder is our unique Internet "search engine" that enables users to locate used vehicle parts quickly and efficiently. CoPartfinder is accessible by the public through its own website. CoPartfinder lists vehicles recently sold at our auctions and identifies the purchasers. This allows vehicle dismantlers and other resellers to streamline their parts sale process and access a large pool of potential buyers. We charge a nominal per-search fee to potential parts buyers, who can use CoPartfinder to search for specific vehicle makes and models and view digital images of vehicles that meet their requirements. Once a parts supplier is identified for a specific part requirement, buyers have the option to call, fax, e-mail or instantly message the dismantler/supplier for additional information. We believe that CoPartfinder provides an incentive for vehicle dismantlers to purchase their salvage vehicles through our auction process.

Supply Arrangements and Supplier Marketing

    We obtain salvage vehicles from hundreds of different vehicle suppliers. In fiscal year 2001, vehicles supplied by our two largest suppliers accounted for approximately 22% of our revenues. No other supplier accounted for more than 4% of our revenues. Of the total number of vehicles that we processed in fiscal year 2001, we obtained approximately 88% from insurance company suppliers. Our arrangements with our suppliers are either written or oral agreements that are typically subject to cancellation by either party upon 30 to 90 days notice.

    We typically contract with the regional or branch office of an insurance company or other vehicle suppliers. The agreements are customized to each vehicle supplier's particular needs and often provide for the disposition of different types of salvage vehicles by differing methods. Our contracts or arrangements generally provide that we will sell total loss and recovered stolen vehicles generated by the vehicle supplier in a designated geographic area.

    We market our services to vehicle suppliers through an in-house sales force that utilizes a variety of sales techniques, including targeted mailing of our sales literature, telemarketing, personal sales calls, and participation in trade shows and vehicle and insurance industry conventions. Based upon our historical data on salvage vehicles and vehicle information supplied by vehicle suppliers, our marketing personnel will provide vehicle suppliers with detailed analysis of the net return on salvage vehicles and a proposal setting forth ways in which we believe that we can improve net returns on salvage vehicles and reduce administrative costs and expenses.

Buyers

    We maintain a database of thousands of registered buyers of salvage vehicles in the vehicle dismantling, rebuilding, repair and resale businesses. We believe that we have established a broad buyer base by providing buyers of salvage vehicles with a variety of programs and services. To gain admission to one of our auctions and become a registered buyer, prospective buyers must first pay an initial registration fee and an annual fee, provide requested personal and business information and have, in most states, a vehicle dismantler's, dealer's, resale or repair license. Registration entitles a buyer to transact business at any of our auctions subject to local licensing and permitting requirements. A buyer may also bring guests to an auction for a fee. Strict admission procedures are intended to prevent frivolous bids that would invalidate an auction. We market to buyers on the Internet and via e-mail notifications, sales notices, telemarketing and participation in trade show events. In addition, we have initiated programs specifically designed to address the needs of our wholesale and high volume buyers, including providing streamlined paperwork processing, simplified payment procedures and personalized customer services. No single buyer accounted for more than two percent of our gross proceeds in fiscal year 2001.

Competition

    We face significant competition for the supply of salvage vehicles and for the buyers of those vehicles. We believe our principal competitors include vehicle auction companies and vehicle dismantlers. These national, regional, and local competitors may have established relationships with vehicle suppliers and buyers and may have financial resources that are greater than ours. The largest national or regional vehicle auctioneers include the ADESA Corporation, Auction Broadcasting Company, Insurance Auto Auctions, Inc., Manheim Auctions and SADISCO. The largest national dismantlers include Greenleaf, a subsidiary of Ford Motor Company, and LKQ Corporation. These national dismantlers, in addition to trade groups of dismantlers such as the American Recycling Association and the United Recyclers Group, purchase salvage vehicles directly from insurance companies, thereby bypassing auction companies entirely, including us.

Management Information Systems

    Our primary management information system consists of an expandable, integrated IBM AS/400 mainframe computer system, integrated computer interfaces and proprietary business operating software that we developed and which tracks salvage vehicles throughout the auction process. We call this proprietary business operating software the Copart Auction System ("CAS") and have implemented CAS at all of our salvage auction facilities. In addition, we have integrated our mainframe computer system with Internet and Intranet systems in order to provide secure access to CAS data and images in a variety of formats. We also host our own Intranet and Internet platforms.

Employees

    As of October 8, 2001, we had approximately 2,164 full-time employees, of whom approximately 180 were engaged in general and administrative functions and approximately 1,984 were engaged in yard and fleet operations. We are not subject to any collective bargaining agreements and believe that our relationships with our employees are good.

Environmental Matters

    Our operations are subject to various laws and regulations regarding the protection of the environment. In the salvage vehicle auction industry, large numbers of wrecked vehicles are stored at auction facilities and, during that time, spills of fuel, motor oil and other fluids may occur, resulting in soil, surface water or groundwater contamination. Certain of our facilities store petroleum products and other hazardous materials in above-ground containment tanks and some of our facilities generate waste materials such as solvents or used oil that must be disposed of as non-hazardous or hazardous waste, as appropriate. We have implemented procedures to reduce the amount of soil contamination that may occur at our facilities, and we have initiated safety programs and training of personnel on the safe storage and handling of hazardous materials. We believe that we are in material compliance with all applicable environmental regulations and we do not anticipate any material capital expenditures to remain in environmental compliance.

    In connection with the acquisition of our Dallas, Texas facility in 1994, we set aside $3.0 million to cover the costs of environmental remediation, stabilization and related consulting expenses for a six-acre portion of the facility that contained elevated levels of lead due to the activities of the former operators. We began the stabilization process in 1996 and completed it in 1999. Upon completion, the relevant Texas authority indicated that it would issue a no-further-action letter and close its file regarding this facility. We paid all remediation and related costs from the $3.0 million fund and, in accordance with the acquisition agreement, distributed the remainder of the fund to the seller of the Dallas facility, less $200,000 which was held back to cover the costs of obtaining the no-further-action letter. We are not assured of receiving the no-further-action letter and we may incur further liabilities if the stabilization process proves ineffective. In addition, in 1994, we detected a small quantity of two hazardous substances in a temporary groundwater monitoring well at the Dallas facility. Our environmental consultants concluded that both substances arose from an off-site source and no further action was recommended.

    In 1991, we detected metals and hydrocarbon soil contamination and metal contamination in the groundwater at one of our California facilities. We determined that the contamination was associated with uses of the property by persons prior to the time that we became the occupant of the facility. We obtained specific indemnification from the landowner of such facility for any liability for pre-existing environmental contamination.

    In 1991, we removed an underground storage tank from one of our California facilities after monitoring devices indicated that the tank was leaking. Subsequent testing revealed localized low level contamination of the soil and ground water where the tank was removed, but no migration of the contamination. We retained the services of an environmental consultant to represent us before the local county environmental management department. The consultant informed us that the county agreed to a plan involving periodic monitoring of soil and ground water to ensure that the contamination is not spreading. In 1997, the county issued a remedial action completion certification indicating that no further action related to the underground storage tank release is required.

    In 1995, in connection with the acquisition of NER Auction Systems ("NER"), we engaged environmental consultants to perform a limited environmental assessment of the properties on which NER conducted its business. The site assessment of the facility in Bellingham, Massachusetts which was leased by us, reported concentrations of benzene and MTBE in the groundwater that slightly exceeded reportable concentrations under Massachusetts law. The owner of the property initiated remediation of this contamination and, to the best of our knowledge, that remediation plan has been completed. Additional remediation costs may be necessary, however, if any groundwater beyond the site has been contaminated or the relevant Massachusetts authorities require additional work. Pursuant to the terms of the NER acquisition, we are indemnified for any environmental liabilities by the former shareholders of NER relating to the former NER sites being leased by us, including the Bellingham site.

    We do not believe that any of the above environmental matters will, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations.

Governmental Regulations

    Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. The acquisition and sale of damaged and recovered stolen vehicles is regulated by state motor vehicle departments. In addition to the regulation of sales and acquisitions of vehicles, we are also subject to various local zoning requirements with regard to the location of our auction and storage facilities. These zoning requirements vary from location to location. We believe that we are in compliance in all material respects with applicable regulatory requirements. We may be subject to similar types of regulations by federal, state, and local governmental agencies in new markets.

Legal Proceedings

    From time to time, we may be involved in litigation relating to claims arising out of our operations in the ordinary course of business. As of the date of this prospectus, we are not a party to any material legal proceedings.

MANAGEMENT

    Our executive officers and directors, and their ages as of October 8, 2001, are as follows:

Name	Age	Position
Willis J. Johnson	54	Chief Executive Officer and Director
A. Jayson Adair	31	President and Director
Wayne R. Hilty	45	Senior Vice President and Chief Financial Officer
James E. Meeks	52	Executive Vice President, Chief Operating Officer and Director
Vincent W. Mitz	38	Senior Vice President, Marketing
Paul A. Styer	45	Senior Vice President, General Counsel and Secretary
Harold Blumenstein	63	Director
James Grosfeld	64	Director
Marvin L. Schmidt	58	Director
Jonathan Vannini	39	Director

    Willis J. Johnson, our co-founder, has served as our Chief Executive Officer since 1986, and has been a board of directors member since 1982. Mr. Johnson served as our President from 1986 until May 1995. Mr. Johnson was an officer and director of U-Pull-It, Inc. ("UPI") from 1982 through September 1994, a self-service auto dismantler which he co-founded in 1982. Mr. Johnson sold his entire interest in UPI in September 1994. Mr. Johnson has over 29 years of experience in owning and operating auto dismantling companies.

    A. Jayson Adair has served as our President since November 1996 and as a director since September 1992. From April 1995 until October 1996, Mr. Adair served as our Executive Vice President. From August 1990 until April 1995, Mr. Adair served as our Vice President of Sales and Operations and from June 1989 to August 1990, Mr. Adair served as our Manager of Operations.

    Wayne R. Hilty has served as our Senior Vice President and Chief Financial Officer since January 1998. Mr. Hilty served as our Vice President and Controller from January 1997 until January 1998, and previously was an independent consultant to us. Mr. Hilty received a B.S. from San Francisco State University in 1980 and became a certified public accountant in 1983 with Arthur Young and Company.

    James E. Meeks has served as our Vice President and Chief Operating Officer since September 1992 when he joined us concurrent with our purchase of South Bay Salvage Pool. Mr. Meeks has served as our Executive Vice President and director since October 1996 and as Senior Vice President since April 1995. From April 1986 to September 1992, Mr. Meeks, together with his family, owned and operated South Bay Salvage Pool. Mr. Meeks was also an officer, director and part owner of Cas & Meeks, Inc., a towing and subhauling service company, which he operated from 1991 to March 2001. Mr. Meeks has over 34 years of experience in the vehicle dismantling business.

    Vincent W. Mitz, has served as our Senior Vice President of Marketing since May 1995. Prior thereto, Mr. Mitz was employed by NER, where he served as Vice President of Sales from 1993 to 1995 and Vice President of Sales and Operations for NER's New York region from 1990 to 1993.

    Paul A. Styer has served as our General Counsel since September 1992, served as our Senior Vice President since April 1995 and as our Vice President from September 1992 until April 1995. Mr. Styer served as our director from September 1992 until October 1993. Mr. Styer has served as our Secretary since October 1993. From August 1990 to September 1992, Mr. Styer conducted an independent law practice. Mr. Styer received a B.A. from the University of California, Davis and a J.D. from the University of the Pacific. Mr. Styer is a member of the California State Bar Association.

    Harold Blumenstein has served as our director since March 1994. Mr. Blumenstein is a general partner of Paragon Properties Company, a real estate development, investment and management company, where he has been employed since January 1971. Mr. Blumenstein holds a B.A. in Economics and Accounting from Wayne State University.

    James Grosfeld has served as our director since November 1993. From November 1993 until November 1994, Mr. Grosfeld also served as our Chairman of the Board. Mr. Grosfeld is a director of Blackrock Inc., a public diversified investment management company.

    Marvin L. Schmidt has served as our director since July 1993. Mr. Schmidt retired as our Senior Vice President of Corporate Development on January 1, 1999. Mr. Schmidt served as Vice President of our Western Region from July 1993, when he joined us concurrent with our acquisition of County Salvage, Inc., until May 1995, when he became our Senior Vice President of Corporate Development. From January 1989 until July 1993, Mr. Schmidt owned and operated County Salvage, Inc. in Los Angeles. Mr. Schmidt has over 25 years of experience as an owner and operator of auto dismantling and parts businesses.

    Jonathan Vannini has served as our director since February 1993. Mr. Vannini was a general partner at HPB Associates, an investment partnership, and was employed by HPB Associates from August 1987 until March 1996. Since 1996, Mr. Vannini has been a private investor. Mr. Vannini holds a B.A. in Economics from the University of California, Los Angeles and an M.B.A. from Columbia University.

    Officers are elected by the board of directors and serve at the discretion of the board. There are no family relationships among any of our directors or executive officers, except that A. Jayson Adair is the son-in-law of Willis J. Johnson.

PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of October 8, 2001, with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our executive officers; and

  •
  all directors and executive officers as a group.

    Each of the shareholders has sole voting and investment power with respect to the shares beneficially owned by such shareholders, subject to community property laws where applicable.

		Percent of Total Shares Outstanding
Five Percent Shareholders, Directors and Executive Officers(1)	Number of Shares	Before this Offering	After this Offering(2)
Zurich Scudder Investments, Inc.(3) 345 Park Avenue, 25th Floor New York, NY 10154	3,358,300	6.03%	5.63%
Willis J. Johnson(4)	8,449,074	15.10%	14.09%
James Grosfeld(5)	3,802,000	6.83%	6.37%
A. Jayson Adair(6)	752,000	1.34%	1.25%
Harold Blumenstein(7)	384,890	*	*
James E. Meeks(8)	201,791	*	*
Marvin L. Schmidt(9)	1,017,550	1.82%	1.70%
Jonathan Vannini(10)	22,000	*	*
Wayne R. Hilty(11)	27,095	*	*
Vincent W. Mitz(12)	50,111	*	*
Paul A. Styer(13)	236,667	*	*
All directors and executive officers as a group (ten persons)(14)	14,943,178	26.17%	24.45%

*
Represents less than 1% of the outstanding Common Stock.

(1)
Unless otherwise set forth, the mailing address for each of the persons listed in this table is: c/o Copart, Inc., 5500 E. Second Street, Benicia, CA 94510.

(2)
Adjusted to reflect the sale of 4,000,000 shares of Common Stock as contemplated by this offering.

(3)
The number of shares and other information presented is as reported in a Schedule 13F filed by Zurich Scudder Investments, Inc. with the Securities and Exchange Commission and reflects stock held as of June 30, 2001. We have not attempted to independently verify any of the information contained in the Schedule 13F.

(4)
Includes 280,000 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(5)
Includes 2,000 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(6)
Includes 452,000 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(7)
Includes 22,000 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(8)
Includes 197,333 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(9)
Includes 206,000 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(10)
Includes 22,000 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(11)
Includes 14,967 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(12)
Includes 47,999 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(13)
Includes 182,667 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

(14)
Includes 1,426,966 shares of Common Stock subject to options exercisable within 60 days of October 8, 2001.

UNDERWRITING

    We are offering the shares of common stock described in this prospectus through a number of underwriters. Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of Shares
Salomon Smith Barney Inc.
Credit Suisse First Boston Corporation
A.G. Edwards & Sons, Inc.

Total	4,000,000

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $       per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    The common stock is quoted on The Nasdaq National Market under the symbol "CPRT."

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Copart, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

    In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on The Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on The Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

    We estimate that our portion of the total expenses of this offering will be $      .

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

EXPERTS

    The consolidated financial statements as of July 31, 2001 and 2000, and for each of the years in the three-year period ended July 31, 2001, have been included in this prospectus in reliance upon the report of KPMG LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (including us) that file electronically.

    The Securities and Exchange Commission allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered.

  1.
  Our Annual Report on Form 10-K for the year ended July 31, 2001; and

  2.
  The description of our capital stock contained in a Registration Statement on Form 8-A filed on January 7, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

    If you make a request for such information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for such information should be submitted in writing to us at the following address: Investor Relations, Copart, Inc., 5500 E. Second Street, Benicia, California 94510, or by telephone at (707) 748-5000.

    You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus. The information on our World Wide Web site and any other website which is referred to in this prospectus is not part of this prospectus.

F–1

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Copart, Inc.:

    We have audited the accompanying consolidated balance sheets of Copart, Inc. and subsidiaries (the "Company") as of July 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Copart, Inc. and subsidiaries as of July 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
September 7, 2001

F–2

COPART, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	July 31, 2001	July 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	$15,245,200	$12,164,900
Accounts receivable, net	64,907,300	52,509,600
Vehicle pooling costs	19,845,400	15,271,300
Deferred income taxes	2,654,900	1,708,200
Income tax receivable	—	3,317,200
Prepaid expenses and other assets	7,866,200	6,443,300

Total current assets	110,519,000	91,414,500
Property and equipment, net	114,997,600	80,514,200
Intangibles and other assets, net	91,118,100	90,395,600

Total assets	$316,634,700	$262,324,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$302,900	$7,842,300
Accounts payable and accrued liabilities	26,769,800	19,984,500
Deferred revenue	8,863,100	7,688,100
Income taxes payable	4,975,500	—
Other current liabilities	196,500	1,857,300

Total current liabilities	41,107,800	37,372,200
Deferred income taxes	4,553,000	2,834,300
Long-term debt, less current portion	409,200	712,200
Other liabilities	1,412,300	1,515,200

Total liabilities	47,482,300	42,433,900

Shareholders' equity:
Common stock, no par value—120,000,000 shares authorized; 55,333,630 and 54,553,094 shares issued and outstanding at July 31, 2001 and 2000, respectively	128,092,000	121,515,000
Retained earnings	141,060,400	98,375,400

Total shareholders' equity	269,152,400	219,890,400

Commitments and contingencies
Total liabilities and shareholders' equity	$316,634,700	$262,324,300

See accompanying notes to consolidated financial statements.

F–3

COPART, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended July 31,
	2001	2000	1999
Revenues	$253,889,400	$190,042,300	$141,751,400

Operating costs and expenses:
Yard and fleet	152,052,500	116,697,300	86,480,400
General and administrative	19,369,600	15,649,800	12,058,600
Depreciation and amortization	14,350,000	11,479,000	9,826,400

Total operating expenses	185,772,100	143,826,100	108,365,400

Operating income	68,117,300	46,216,200	33,386,000

Other income (expense):
Interest expense	(494,500)	(549,800)	(584,000)
Interest income	1,498,100	1,640,600	1,644,800
Other income	1,922,800	667,000	675,900

Total other income	2,926,400	1,757,800	1,736,700

Income before income taxes	71,043,700	47,974,000	35,122,700
Income taxes	28,358,700	18,544,900	13,156,400

Net income	$42,685,000	$29,429,100	$21,966,300

Basic net income per share	$.78	$.55	$.41

Weighted average shares outstanding	54,893,000	53,900,800	53,375,200

Diluted net income per share	$.76	$.53	$.40

Weighted average shares and dilutive potential common shares outstanding	56,409,600	55,806,500	55,138,000

See accompanying notes to consolidated financial statements.

F–4

COPART, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock
	Outstanding shares	Amount	Retained Earnings	Shareholders' Equity
Balances at July 31, 1998	53,100,240	$113,202,600	$46,980,000	$160,182,600
Exercise of stock options and related tax benefit	503,400	1,290,600	—	1,290,600
Shares issued for Employee Stock Purchase Plan	86,590	542,900	—	542,900
Net Income	—	—	21,966,300	21,966,300

Balances at July 31, 1999	53,690,230	115,036,100	68,946,300	183,982,400
Exercise of stock options and related tax benefit	789,338	5,657,300	—	5,657,300
Shares issued for Employee Stock Purchase Plan	73,526	821,600	—	821,600
Net Income	—	—	29,429,100	29,429,100

Balances at July 31, 2000	54,553,094	121,515,000	98,375,400	219,890,400
Shares issued for acquisition	43,749	862,700		862,700
Exercise of stock options and related tax benefit	642,566	4,329,700	—	4,329,700
Shares issued for Employee Stock Purchase Plan	94,221	1,384,600	—	1,384,600
Net Income	—	—	42,685,000	42,685,000

Balances at July 31, 2001	55,333,630	$128,092,000	$141,060,400	$269,152,400

See accompanying notes to consolidated financial statements.

F–5

COPART, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended July 31,
	2001	2000	1999
Cash flows from operating activities:
Net income	$42,685,000	$29,429,100	$21,966,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,350,000	11,479,000	9,826,400
Deferred rent	(102,900)	(168,700)	10,200
Deferred income taxes	772,000	1,312,800	(693,800)
(Gain) loss on sale of property and equipment	(152,400)	11,700	(168,200)
Changes in operating assets and liabilities:
Accounts receivable	(11,715,500)	(13,926,900)	(4,554,900)
Vehicle pooling costs	(4,133,500)	(3,878,700)	(901,000)
Prepaid expenses and other current assets	(1,422,900)	(3,449,100)	(44,300)
Accounts payable and accrued liabilities	5,124,500	3,811,200	4,095,000
Deferred revenue	1,175,000	1,823,500	261,800
Income taxes	10,319,100	(248,700)	951,400

Net cash provided by operating activities	56,898,400	26,195,200	30,748,900

Cash flows from investing activities:
Purchase of property and equipment	(45,932,400)	(34,786,800)	(20,156,200)
Proceeds from sale of property and equipment	1,517,800	483,300	336,500
Proceeds from sale of short-term investments		—	13,062,200
Purchase of net current assets in connection with acquisitions	(1,036,700)	(1,972,500)	(395,700)
Purchase of property and equipment in connection with acquisitions	(406,600)	(2,235,600)	(153,900)
Purchase of intangible assets in connection with acquisitions	(3,655,700)	(16,217,900)	(2,494,300)
Other intangible asset additions	(150,000)	—	(27,700)
Deferred preopening costs	—	—	(375,700)

Net cash used in investing activities	(49,663,600)	(54,729,500)	(10,204,800)

Cash flows from financing activities:
Proceeds from the exercise of stock options and warrants	2,303,300	2,095,400	832,600
Proceeds from issuance of Employee Stock Purchase Plan shares	1,384,600	821,600	542,900
Proceeds from issuance of notes payable	—	994,500	—
Principal payments on notes payable	(7,842,400)	(260,100)	(605,300)

Net cash (used in) provided by financing activities	(4,154,500)	3,651,400	770,200

Net increase (decrease) in cash and cash equivalents	3,080,300	(24,882,900)	21,314,300
Cash and cash equivalents at beginning of period	12,164,900	37,047,800	15,733,500

Cash and cash equivalents at end of period	$15,245,200	$12,164,900	$37,047,800

Supplemental disclosure of cash flow information:
Interest paid	$494,500	$549,800	$584,000

Income taxes paid	$17,995,700	$17,480,800	$12,618,000

See accompanying notes to consolidated financial statements.

F–6

COPART, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2001, 2000 and 1999

(1)  Summary of Significant Accounting Policies

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

    Revenues are generally recorded at the date the vehicles are sold at auction.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Vehicle Pooling Costs

    Vehicle pooling costs consist of labor, towing, outside services and other costs directly attributable to the gathering and processing of vehicles prior to their sale. Vehicle pooling costs are recognized as expenses in the period the vehicle is sold at auction. The Company continually evaluates and adjusts the components of vehicle pooling costs as necessary.

Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the useful lives of the respective assets.

    Depreciation is computed on a straight-line basis over the estimated useful lives of: 3 to 7 years for transportation and other equipment; 5 to 10 years for office furniture and equipment; and 15 to 19 years or life of lease, whichever is shorter, for buildings and leasehold improvements.

Intangible Assets

    Intangible assets consist primarily of covenants not to compete, goodwill and options to purchase leased property. Amortization, except for the options to purchase leased property, is provided on the straight-line basis over the estimated lives, which range from five to forty years.

Fair Value of Financial Instruments

    The amounts recorded for financial instruments in the Company's consolidated financial statements approximate fair value.

Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using

F–7

enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income Per Share

    Basic net income per share amounts were computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share amounts were computed by dividing net income by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options and warrants outstanding using the treasury stock method.

Accounting for Stock Options

    The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant. The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

Comprehensive Income

    The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Consolidated Statements of Income equals comprehensive income.

Segment Reporting

    All of the Company's facilities are aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the facilities and the common nature of the products, customers and methods of revenue generation.

Use of Estimates

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

    The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be

F–8

impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property and equipment exceeds its fair market value. In addition, the Company continually evaluates the recoverability of enterprise goodwill by assessing whether the book value can be recovered through expected and undiscounted cash flows.

(2)  Acquisitions

Fiscal 2001 Transactions

    During fiscal 2001 the Company made the following acquisitions: Auto Salvage Disposal, Inc., of Chatham, Virginia; Twin City Salvage Pool, Inc., of Shreveport, Louisiana and Mountain State Auto Auction, Inc., of Mount Morris, Pennsylvania. The consideration paid for these acquisitions consisted of $5,099,000 in cash and 43,749 shares of common stock valued at approximately $862,700. The acquired net assets consisted of accounts and advances receivable, inventory, fixed assets, goodwill, and covenants not to compete. The acquisitions were accounted for using the purchase method of accounting, and the operating results subsequent to the acquisition dates are included in the Company's consolidated statements of income. These new facilities contributed $1.9 million of revenues during fiscal 2001. The excess of the purchase price over fair market value of the net identifiable assets acquired of $3,505,700 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. In addition, the Company paid $150,000 for covenants not to compete relating to these acquisitions, which are being amortized over the life of these agreements. In conjunction with the Chatham, Virginia; Shreveport, Louisiana and Mount Morris, Pennsylvania acquisitions, the Company entered into leases for the use of these facilities.

Fiscal 2000 Transactions

    During fiscal 2000 the Company made the following acquisitions: Buchanan Auto & Auction, of Chesapeake, Virginia; Pekin Auto Storage Pool, Ltd., of Peoria, Illinois; Ronnie's Auto Auction, Inc., of North Boston, Massachusetts; Idaho Insurance Auto Pools, Inc., of Boise, Idaho; DAA's Northwest Salvage Auction, of Pasco, Washington; Brokaw's, of Abilene, Texas; Texas Alamo Salvage Pool, Inc., of San Antonio, Texas and New Mexico Salvage Pool, of Albuquerque, New Mexico. The consideration paid for these acquisitions consisted of $20,426,000 in cash. The acquired net assets consisted of accounts and advances receivable, inventory, fixed assets, goodwill, and covenants not to compete. The acquisitions were accounted for using the purchase method of accounting, and the operating results subsequent to the acquisition dates are included in the Company's consolidated statements of income. These new facilities contributed $6.4 million of revenues during fiscal 2000. The excess of the purchase price over fair market value of the net identifiable assets acquired of $11,751,900 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. In addition, the Company paid $4,466,000 for covenants not to compete relating to these acquisitions, which are being amortized over the life of these agreements. In conjunction with the Chesapeake, Virginia; Peoria, Illinois; North Boston, Massachusetts; Boise, Idaho; Pasco, Washington and Albuquerque, New Mexico acquisitions, the Company entered into leases for the use of these facilities.

F–9

Fiscal 1999 Transactions

    During fiscal 1999 the Company made the following acquisitions: Salvage Pool, Inc., of McAllen, Texas; Indian Creek Salvage, of Huntsville, Alabama and Kansas Insurance Pool, Inc., of Wichita, Kansas. The consideration paid for these acquisitions consisted of $3,043,900 in cash. The acquired net assets consisted of accounts and advances receivable, inventory, fixed assets, goodwill and covenants not to compete. The acquisitions were accounted for using the purchase method of accounting, and the operating results subsequent to the acquisition dates are included in the Company's consolidated statements of income. These new facilities contributed $0.1 million of revenues during fiscal 1999. The excess of the purchase price over fair market value of the net identifiable assets acquired of $2,234,300 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. In addition, the Company paid $260,000 for covenants not to compete relating to these acquisitions, which are being amortized over the life of these agreements. In conjunction with each of these acquisitions, the Company entered into leases for the use of these facilities.

(3)  Accounts Receivable

    Accounts receivable consists of the following:

	July 31,
	2001	2000
Advance charges receivable	$42,768,900	$33,408,900
Trade accounts receivable	19,624,700	16,143,700
Other receivables	4,157,900	4,520,500

	66,551,500	54,073,100
Less allowance for doubtful accounts	1,644,200	1,563,500

	$64,907,300	$52,509,600

    Advance charges receivable represents amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable includes fees and gross proceeds to be collected from insurance companies and buyers.

F–10

(4)  Property and Equipment

    Property and equipment consists of the following:

	July 31,
	2001	2000
Transportation and other equipment	$11,625,300	$11,414,900
Office furniture and equipment	22,369,300	19,107,900
Land, buildings and leasehold improvements	115,202,000	75,606,400

	149,196,600	106,129,200
Less accumulated depreciation and amortization	34,199,000	25,615,000

	$114,997,600	$80,514,200

    Included in property and equipment as of July 31, 2001 and 2000 is $1,231,800 of equipment under capital leases. Accumulated amortization related to this equipment was $355,900 and $109,500 as of July 31, 2001 and 2000, respectively.

(5)  Intangible and Other Assets

    Intangible and other assets consists of the following:

	July 31,
	2001	2000
Covenants not to compete	$8,461,000	$12,033,500
Goodwill	96,262,800	91,982,600
Options to purchase leased property	3,455,000	3,455,000
Other	284,000	284,000

	108,462,800	107,755,100
Less accumulated amortization	17,344,700	17,359,500

	$91,118,100	$90,395,600

(6)  Accounts Payable and Accrued Liabilities

    Accounts payable and accrued liabilities consists of the following:

	July 31,
	2001	2000
Trade accounts payable	$2,968,400	$1,522,000
Accounts payable to insurance companies	15,429,700	12,814,400
Accrued payroll	4,371,800	2,894,800
Other accrued liabilities	3,999,900	2,753,300

	$26,769,800	$19,984,500

F–11

(7)  Long-Term Debt

    Long-term debt consists of the following:

	July 31,
	2001	2000
Note payable, secured by land, payable in monthly interest only installments of $45,000 through May 2001, when balance is due, bearing interest at 7.2%	$—	$7,500,000
Notes payable under capital leases, secured by equipment, payable in monthly installments of $400 to $24,000 through October 2003, bearing interest from 6.6% to 6.9%	712,100	1,054,500

	712,100	8,554,500
Less current portion	302,900	7,842,300

	$409,200	$712,200

    The aggregate maturities of the Company's long-term debt are as follows:

Fiscal years ending July 31,
2002	$302,900
2003	324,600
2004	84,600
2005	—

$712,100

    On February 23, 2001, the Company executed a new credit facility with its banking syndicate. The new facility provided by Wells Fargo Bank, Fleet National Bank and U.S. Bank National Association consists of an unsecured revolving reducing line of credit in the amount of $100 million that matures in 2006. The new facility replaces the Company's $30 million facility with the same banking group. As of July 31, 2001, there were no outstanding borrowings under this facility. The Company is subject to customary covenants, including restrictions on the payment of dividends, with which it is in compliance.

(8)  Shareholders' Equity

    In each of fiscal 2000 and 1999, the Company declared a two-for-one forward common stock split. The accompanying consolidated financial statements have been restated to reflect these two stock splits.

    The Company adopted the Copart, Inc. 1992 Stock Option Plan (the "Plan") as amended, presently covering an aggregate of 8,000,000 shares of the Company's Common Stock. The Plan provides for the grant of incentive stock options to employees and non-qualified stock options to employees, officers, directors and consultants at prices not less than 100% and 85% of the fair market value for incentive and non-qualified stock options, respectively, as determined by the Board of Directors at the grant date. Incentive and non-qualified stock options may have terms of up to ten years and vest over periods determined by the Board of Directors. Options generally vest ratably over a two or five year period.

F–12

    In March 1994, the Company adopted the Copart, Inc. 1994 Director Option Plan under which an aggregate of 160,000 shares of the Company's common stock are presently reserved. In general, new non-employee directors will automatically receive grants of non-qualified stock options to purchase 12,000 shares and subsequent grants to purchase 6,000 additional shares upon election and each subsequent re-election to the Company's board of directors, respectively.

    The Company has authorized the issuance of 5,000,000 shares of preferred stock, no par value, none of which are issued or outstanding at July 31, 2001.

    The Copart, Inc. Employee Stock Purchase Plan (the "ESPP") provides for the purchase of up to an aggregate of 1,000,000 shares of Common Stock of the Company by employees pursuant to the terms of the ESPP. The number of shares of Common Stock issued pursuant to the ESPP during each of fiscal 2001, 2000 and 1999 was 94,221, 73,526 and 86,590, respectively.

    Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for options granted under its plans using the fair value method. For these purposes, the fair value of options issued under the Plans was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility factor of the expected market price of the Company's stock of 0.60, a forfeiture rate of 0.06, a weighted-average expected life of the options of five years and a risk-free interest rate of 5.8%, 6.0% and 5.0% for 2001, 2000 and 1999, respectively. The weighted average fair value of options granted were $12.16, $8.62 and $3.56, for 2001, 2000 and 1999, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future results. The Company's pro forma net income and net income per common share would approximate the following:

	As Reported	Pro Forma
Fiscal Year Ended July 31, 2001:
Net income	$42,685,000	$40,043,000

Basic net income per share	$.78	$.73

Diluted net income per share	$.76	$.71

Fiscal Year Ended July 31, 2000:
Net income	$29,429,100	$28,090,400

Basic net income per share	$.55	$.52

Diluted net income per share	$.53	$.50

Fiscal Year Ended July 31, 1999:
Net income	$21,966,300	$21,279,400

Basic net income per share	$.41	$.40

Diluted net income per share	$.40	$.39

F–13

    A summary of stock option activity for the fiscal years ended July 31, 2001, 2000 and 1999 follows:

	2001		2000		1999
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	3,213,932	$6.42	3,423,866	$3.83	3,432,600	$3.07
Granted	935,000	22.73	590,000	15.88	520,000	6.71
Exercised	(642,566)	3.58	(789,338)	2.65	(503,400)	1.66
Cancelled	(10,000)	16.69	(10,596)	3.13	(25,334)	3.28

Outstanding at year end	3,496,366	11.27	3,213,932	6.42	3,423,866	3.83

Options exercisable at year end	1,497,533	$5.40	1,606,364	$3.81	1,828,134	$2.81

    A summary of stock options outstanding at July 31, 2001 follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at July 31, 2001	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at July 31, 2001	Weighted- Average Exercise Price
0.25 - 0.50	150,000	1.91	$0.50	150,000	$0.50
3.00 - 4.00	267,866	5.09	3.34	233,866	3.26
4.25 - 6.75	1,590,833	6.30	5.13	962,833	4.99
8.25 - 25.40	1,487,667	9.44	20.35	150,834	16.24

	3,496,366	8.71	$11.27	1,497,533	$5.40

(9)  Income Taxes

    The Company's income tax expense (benefit) consists of:

	Fiscal years ended July 31,
	2001	2000	1999
Federal:
Current	$23,980,400	$14,657,600	$12,268,200
Deferred	653,800	1,333,000	(613,800)

	24,634,200	15,990,600	11,654,400

State:
Current	3,606,300	2,574,500	1,582,000
Deferred	118,200	(20,200)	(80,000)

	3,724,500	2,554,300	1,502,000

	$28,358,700	$18,544,900	$13,156,400

F–14

    The reconciliation between the amount computed by applying the U.S. federal statutory tax rate of 35% to income before income taxes and the actual income tax expense follows:

	2001	2000	1999
Income tax expense at statutory rate	35%	35%	35%
State income taxes, net of federal income tax benefit	4	4	3
Amortization of goodwill	2	2	2
Other differences	(1)	(2)	(3)

	40%	39%	37%

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2001	2000
Deferred tax assets:
Allowance for doubtful accounts receivable	$709,500	$670,800
Accrued vacation	724,000	344,000
State taxes	1,221,400	693,400
Depreciation	3,593,000	2,138,700

Total gross deferred tax assets	6,247,900	3,846,900

Deferred tax liabilities:
Vehicle pooling costs	(5,637,400)	(2,874,800)
Amortization of intangible assets	(2,508,600)	(2,098,200)

Total gross deferred tax liabilities	(8,146,000)	(4,973,000)

Net deferred tax liability	$(1,898,100)	$(1,126,100)

    Based on the Company's historical operating earnings, management believes it is more likely than not that, the Company will realize the benefit of the deferred tax assets recorded and, accordingly, has not established a valuation allowance.

    In fiscal 2001, 2000 and 1999, the Company recognized a tax benefit of $2,026,400, $3,561,900 and $458,000, respectively, upon the exercise of certain stock warrants and options.

(10)  Net Income Per Share

    There were no adjustments to net income in calculating diluted net income per share. The table below reconciles basic weighted shares outstanding to diluted weighted average shares outstanding:

Fiscal years ending July 31,	2001	2000	1999
Basic weighted shares outstanding	54,893,000	53,900,800	53,375,200
Effect of dilutive securities-stock options	1,516,600	1,905,700	1,762,800

Diluted weighted average shares outstanding	56,409,600	55,806,500	55,138,000

F–15

(11)  Major Customers

    In fiscal 2001, two customers accounted for 13% and 9% of the Company's revenue, respectively. At July 31, 2001 these two customers accounted for 10% and 6% of accounts receivable, respectively. No other customer accounted for more than 4% of revenues. No buyer of auto salvage accounted for more than 2% of gross proceeds in any period.

(12)  Commitments and Contingencies

  Leases:

    The Company leases certain facilities under operating leases and has either a right of first refusal to acquire or option to purchase certain facilities at fair value. Facilities rental expense for the fiscal years ended July 31, 2001, 2000 and 1999 aggregated, $11,987,000, $9,866,000 and $8,175,700, respectively.

    The Company has agreements with certain financial institutions whereby the institutions will purchase approximately $11,000,000 of yard and fleet equipment as of July 31, 2001, which will be leased back to the Company under operating leases. Yard and fleet rental expense for the fiscal years ended July 31, 2001, 2000 and 1999 aggregated approximately, $7,000,000, $5,200,000 and $4,100,000, respectively.

    Noncancelable future minimum lease payments under capital and operating leases with initial or remaining lease terms in excess of one year at July 31, 2001 are as follows:

Fiscal years ending July 31,	Capital Leases	Operating Leases
2002	$342,600	$19,128,300
2003	342,600	18,222,600
2004	85,700	16,559,600
2005	—	13,823,600
2006	—	7,540,700
Thereafter	—	16,124,800

	770,900	$91,399,600

Less amount representing interest	58,800

	$712,100

  Commitment:

    The Company has entered into agreements to acquire approximately $900,000 of multi-vehicle transport trucks and forklifts.

  Contingencies:

    The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, any ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

F–16

(13)  Related Party Transactions

    The Company leases certain of its facilities from affiliates of the Company under various lease agreements. Rental payments under these leases aggregated $681,500, $587,300 and $508,100 for the fiscal years ended July 31, 2001, 2000 and 1999, respectively, and expire on various dates through 2005.

    An affiliate provided $413,100, $614,300 and $518,800 of tow services to the Company in fiscal 2001, 2000 and 1999, respectively.

(14)  Noncash Financing and Investing Activities

    In fiscal 2001, the Company acquired $774,600 of intangible assets and $88,100 of tangible assets through the issuance of common stock in conjunction with the Shreveport, Louisiana acquisition.

(15)  Subsequent Events

    During the first quarter of fiscal 2002, the Company acquired four new facilities located in New Castle, Delaware; Savannah, Georgia; Tifton, Georgia and Hurricane, West Virginia. With the addition of these four locations, the Company currently has 88 facilities in 39 states as of October 1, 2001.

(16)  Quarterly Information (Unaudited)

	Fiscal Quarter
	First	Second	Third	Fourth	Total
Fiscal year 2001
Revenues	$57,139,400	$56,638,200	$71,480,600	$68,631,200	$253,889,400

Operating income	$13,947,000	$14,821,000	$19,080,100	$20,269,200	$68,117,300

Net income	$8,919,200	$9,349,200	$11,485,200	$12,931,400	$42,685,000

Basic net income per share	$.16	$.17	$.21	$.23	$.78

Diluted net income per share	$.16	$.17	$.20	$.23	$.76

	First	Second	Third	Fourth	Total
Fiscal year 2000
Revenues	$40,507,600	$44,406,400	$53,801,200	$51,327,100	$190,042,300

Operating income	$9,812,400	$10,303,300	$13,107,400	$12,993,100	$46,216,200

Net income	$6,312,600	$6,618,500	$8,336,100	$8,161,900	$29,429,100

Basic net income per share	$.12	$.12	$.15	$.15	$.55

Diluted net income per share	$.11	$.12	$.15	$.15	$.53

F–17

4,000,000 Shares

COPART, INC.

Common Stock

P R O S P E C T U S
                            , 2001

Salomon Smith Barney
Credit Suisse First Boston
A.G. Edwards & Sons, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The fees and expenses incurred by the registrant in connection with the offering are payable by the registrant and, other than filing fees, are estimated as follows:

Amount
SEC Registration Fee	$35,955
NASD Filing Fee	14,882
Nasdaq National Market Fee
Printing
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    The registrant's Bylaws provide that the registrant will indemnify the registrant's directors and officers and may indemnify the registrant's employees and agents (other than officers and directors) against liabilities to the fullest extent permitted by California law. The registrant is also empowered under the registrant's Bylaws to enter into indemnification agreements with the registrant's directors and officers and to purchase insurance on behalf of any person whom the registrant is required or permitted to indemnify. The registrant has entered into indemnification agreements with each of the registrant's current directors and executive officers which provide for indemnification of, and advancement of expenses to, such persons to the greatest extent permitted by California law, including by reason of action or inaction occurring in the past and circumstances in which indemnification and advancement of expenses are discretionary under California law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1993, as amended and is therefore unenforceable.

II–1

ITEM 16. EXHIBITS.

    The following exhibits are filed with this Registration Statement:

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2		Consent of KPMG LLP.
24.1		Power of Attorney (see page II-3 of this Registration Statement).

*
To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–2

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Benicia, State of California on this 19th day of October, 2001.

COPART, INC.
By:	/s/ WILLIS J. JOHNSON
Willis J. Johnson Chief Executive Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Willis J. Johnson and Paul A. Styer as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this Registration Statement on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933, as amended) with respect thereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ WILLIS J. JOHNSON Willis J. Johnson	Chief Executive Officer and Director (Principal Executive Officer)	October 19, 2001
/s/ WAYNE R. HILTY Wayne R. Hilty	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 19, 2001
/s/ A. JAYSON ADAIR A. Jayson Adair	Director	October 19, 2001
/s/ HAROLD BLUMENSTEIN Harold Blumenstein	Director	October 19, 2001
/s/ JAMES GROSFELD James Grosfeld	Director	October 19, 2001
/s/ JAMES E. MEEKS James E. Meeks	Director	October 19, 2001
/s/ MARVIN L. SCHMIDT Marvin L. Schmidt	Director	October 19, 2001
/s/ JONATHAN VANNINI Jonathan Vannini	Director	October 19, 2001

II–3

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2		Consent of KPMG LLP.
24.1		Power of Attorney (see page II-3 of this Registration Statement).

*
To be filed by amendment.

QuickLinks

PROSPECTUS SUMMARY
Copart, Inc.
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
COPART, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
COPART, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
COPART, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
COPART, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
COPART, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS July 31, 2001, 2000 and 1999
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.
  ITEM 16. EXHIBITS.
EXHIBIT INDEX
  ITEM 17. UNDERTAKINGS.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX